SUTHERLAND ASBILL & BRENNAN LLP 1275 Pennsylvania Ave., NW Washington, DC 20004-2415 202.383.0100 Fax 202.637.3593 www.sutherland.com

CYNTHIA M. KRUS
DIRECT LINE: 202.383.0218
E-mail: Cynthia.krus@sutherland.com

March 23, 2012

VIA EDGAR

James E. O’Connor, Esq.
Attorney/Advisor
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Keating Capital, Inc.
Preliminary Proxy Statement for 2012 Annual Meeting of Stockholders

Dear Mr. O’Connor:

On behalf of Keating Capital, Inc. (the “Company”), we are submitting this letter in response to comments from the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) provided on March 22, 2012 regarding the Company’s Preliminary Proxy Statement for the Company’s 2012 Annual Meeting of Stockholders (the “Proxy Statement”). The Staff’s comments are set forth below in bold and are followed by the Company’s responses.

1.	Under the question entitled, “What will happen if I do not vote my shares?” we note that the term “broker non-vote” was used previously without defining it. It would appear to be appropriate to define the term here.

Response: The Company has revised the disclosure accordingly.

2.
In the first row of the chart included under the question entitled “What is the vote required for each proposal?” with respect to Proposal 1, we note that, in light of the fact that broker non-votes are typically described as having the effect of a negative vote, we suggest that it would be helpful to add language, such as that inserted, indicating why it is that broker non-votes will have no effect on the outcome of the vote.  The impact of the amended Rule 452 is that the number of votes in favor of each nominee will be much smaller because of the elimination of the broker vote traditionally cast for the election of a nominee. The number of withheld votes may even exceed the number of votes for a nominee. Therefore, a nominee may be elected even if the apparent sentiment of the shareholders is against the nominee.  We note that, as a matter of corporate governance, some companies with a plurality voting requirement have also adopted policies requiring that nominees tender their resignation if the number of votes withheld exceeds the number of votes for these nominees.

ATLANTA	AUSTIN	HOUSTON	SACRAMENTO	NEW YORK	WASHINGTON DC

U.S. Securities and Exchange Commission
March 23, 2012

Response: The Company has revised the disclosure accordingly. The Company acknowledges that Staff’s comment regarding policies adopted by other companies but notes that the Company does not have such a policy in place.

3.
In the first row of the chart included under the question entitled “What is the vote required for each proposal?” with respect to Proposal 2, we note that, as disclosed, the ratification of auditors is a routine matter under Rule 452.  As a definitional matter, it would seem that there can be no broker non-votes on routine matters because broker discretionary voting is permitted.  If a broker with the power to vote chooses not to do so, this would seem to be an abstention rather than a broker non-vote.  If so, we suggest that the deletion be made to clarify the disclosure.

Response: The Company has revised the disclosure accordingly.

4.
In the paragraph under “Quorum Required,” you state that, “Shares for which brokers, banks or other nominees have not received voting instructions from the beneficial owner of the shares and who do not have discretionary authority to vote the shares on certain proposals (which are considered “broker non-votes” with respect to such proposals) will be treated as shares present for quorum purposes.” Accordingly, if the broker does have voting power, the uninstructed shares the broker holds should not be described as broker non-votes just because the broker chooses not to vote them.

Response: The Company has revised the disclosure accordingly.

5.	Under “Security Ownership of Certain Beneficial Owners and Management,” please also provide the chart required by Item 22(b)(5) of Schedule 14A.

U.S. Securities and Exchange Commission
March 23, 2012

Response: The Company has added the requested chart required by Item 22(b)(5).

6.	Under “Information About the Nominees and Directors,”
	a.	Disclose any legal proceedings against any nominee going back 10 years. See Item 401(f)(7) and (8) of Reg S-K applied through Item 22(b)(12).

Response: The Company is aware of its disclosure obligation under Item 401(f)(7)-(8) of Regulation S-K and hereby confirms there is no disclosure required under Item 401(f)(7) and (8).

b.	Please clarify whether the board has a formal diversity policy. See Item 407(c)(2)(vi) of Regulation S-K applied through Item 22(b)(15)(ii)(A).

Response: The Company confirms that, as disclosed on page 14 under the section entitled “Committees of the Board – Nominating Committee,” the Company has not adopted a formal policy with regard to the consideration of diversity in identifying director nominees.

7.
Under “Interested Director Nominees – Background Information,” Please provide all of the information required by the table illustrated in Item 22(b)(1) including the information required by columns 3 and 6.  The list of other directorships required by column 6 should include all other directorships held by the nominees during the past five years.  See Item 22(b)(4)(ii).

Response: The Company has provided the disclosure required by Item 22(b)(1) within the biography of each director. The Company believes that this presentation presents a concise summary of the experience and qualifications of each director and is consistent with the presentation of similar information by other business development companies.

8.	In Mr. Schweiger’s biography, we note that all of the other nominees appear provide dates and titles of prior positions back to their graduations.

Response: The Company has revised the disclosure accordingly.

9.
Under the proposal regarding authorization to sell shares below net asset value, you state that, “As of March 8, 2012, the Company’s shares of common stock closed at $8.75 per share representing a premium of approximately 106% to the net assets attributable to those shares based upon the net asset value per share as of December 31, 2012.”  We note that the premium should be determined based on NAV at the time of the sale of the shares.

U.S. Securities and Exchange Commission
March 23, 2012

$8.75 per share representing a premium of approximately 106% to the net assets attributable to those shares based upon the net asset value per share as of December 31, 2012.”  We note that the premium should be determined based on NAV at the time of the sale of the shares.

Response: The Company has revised the disclosure to reference of the most recent closing price.

10.
Under the column labeled “Example 2” under the “Examples of Dilutive Effect of the Issuance of Shares Below NAV,” Please disclose in the proxy statement the maximum discount below NAV at which the Company may offer its shares.  This maximum discount is to be substituted in the right-hand column of the dilution table.  If the Company has not adopted a maximum discount limit, the right-hand column should calculate dilution using a 100% discount.

Response: The Company has revised the disclosure accordingly.

Sincerely,

/s/ Cynthia M. Krus
Cynthia M. Krus